UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

VALASSIS COMMUNICATIONS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

918866104

(CUSIP Number of Class of Securities)

Todd L. Wiseley, Esq.

Valassis Communications, Inc.

19775 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carol Anne Huff, Esq.

R. Henry Kleeman, Esq.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following letter was sent to associates of Valassis Communications, Inc. on December 18, 2013.

Letter to Valassis Associates

December 18, 2013

Good morning.

Over the years, our company’s history has been marked by significant change and the opportunities that those changes created for us. Today, I’m excited to tell you about a very important change that will again provide very significant opportunities for us, our shareholders and our clients.

As the attached press release details, our Board of Directors completed a process of thorough and thoughtful analysis, giving their unanimous consent to enter into a definitive agreement to be acquired by Harland Clarke Holdings Corp., a San Antonio, Texas based company (www.harlandclarke.com). With this transaction, we will end our 20-year run as a public company.

Like Valassis, Harland Clarke Holdings Corp. is a market leader; providing best-in-class integrated payment solutions and marketing services to many of the largest financial services companies in the world. The combined companies will own and offer a portfolio of products and services that, along with enhanced data and analytic capabilities, puts us in a great position to increase the value we offer our clients today and tomorrow. Moving forward, we will be in an even better position to realize and deliver on our vision of creating the future of intelligent media delivery.

I have spent a significant amount of time over the last 90 days with the senior leadership team from Harland Clarke Holdings Corp. Throughout those engagements, Chuck Dawson, their CEO, and his entire team have demonstrated that they are the right owner for Valassis. They have displayed tremendous acumen and understanding of the marketing services industry, and every bit as important, shown respect for our people, our culture and our accomplishments. Based on every interaction we have had with them, Harland Clarke Holdings Corp. has consistently demonstrated core values that are very well aligned with ours.

Under Harland Clarke Holdings Corp., we expect to create a company that is stronger than our individual businesses, which will allow us to pursue our vision of intelligent media delivery while continuing to strengthen our company’s award-winning culture. Harland Clarke Holdings Corp. is the right owner for Valassis and has the expertise and resources to accelerate our continued evolution and innovation that will benefit our associates and Valassis’ more than 15,000 clients.

We expect the transaction to close in the first quarter of 2014, and as always, our focus on providing our clients with great experiences and results with an “all in” approach to growing our business must be our top priority. Everyone wins if we stick together as a team, closing out 2013 and getting off to a fast start in 2014. As I mentioned in my opening, this is a time of significant change, and we will communicate information as we can. It is important that, until the transaction closes, we speak with one voice and any media or external inquiries are routed through Mary Broaddus (broaddusm@valassis.com; Telephone: 734.591.7375) and our Corporate Communications Team.

On what is a truly historic and exciting day for all of us, we’re now even better prepared for the way forward.

Please join Chuck and me today at 11:00 am (EST) for a very special Town Hall regarding this announcement. You will receive an email from Corporate Communications shortly with more information on the Town Hall logistics.

Thanks for making this day possible and, as always, thanks for all you do to make Valassis a truly great place to work.

Rob

Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Valassis common stock described in this press release has not yet commenced. At the time the planned offer is commenced a wholly-owned subsidiary of Harland Clarke Holdings Corp. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Valassis will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to Valassis security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Forward Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Harland Clarke Holdings Corp. and Valassis operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; the availability of financing on attractive terms or at all; Harland Clarke Holdings Corp.’s ability to successfully integrate Valassis’ operations and employees with Harland Clarke Holdings Corp.’s existing business; the ability to realize anticipated growth, synergies and cost savings; and Valassis’ performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Harland Clarke Holdings Corp.’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013 as well as Valassis’ SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013. The forward-looking statements made herein speak only as of the date of this release and none of Harland Clarke Holdings Corp., Valassis or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

The following letter was sent to clients of Valassis Communications, Inc. on December 18, 2013.

Valassis Client Letter

December 18, 2013

Dear [Client Name]:

Earlier today Valassis announced that we have entered into a definitive agreement to be acquired by Harland Clarke Holdings Corp., (www.harlandclarke.com), a leading provider of best-in-class integrated payment solutions and marketing services. Together we will be a leader in the media delivery services and transaction services industries with approximately $3.3 billion in combined revenues and an unrivaled portfolio of client centric solutions. The press release we issued this morning is available at (link) to www.Valassis.com.

We are excited about this transaction and the benefits it provides our key stakeholders; especially our clients. This acquisition will strengthen our focus on creating the future of intelligent media delivery through innovative solutions that drive your greatest success while continuing to simplify the process of doing business with us. Harland Clarke Holdings Corp. has a comprehensive suite of integrated marketing solutions. Key areas of their expertise include capturing, managing and delivering data measurement and assessment information, through both print and digital channels for the world’s largest financial institutions. This is a great complement for our proven portfolio of media delivery solutions. Like Valassis, Harland Clarke Holdings Corp. is also well known for its integrity as well as its commitment to high quality, client focused solutions and outstanding service.

The transaction is expected to close in the first quarter of 2014. Until then, we will continue to operate as two separate companies. Our commitment to providing our clients with great experiences and results will always be our number one priority.

If you have any questions, please feel free to reach out to me or your Valassis Sales Team. Thank you for your continued support of Valassis, we greatly appreciate your business and look forward to our continued partnership.

Warm regards,

Suzie Brown

Executive Vice President, Sales and Marketing

Valassis

Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Valassis common stock described in this press release has not yet commenced. At the time the planned offer is commenced a wholly-owned subsidiary of Harland Clarke Holdings Corp. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Valassis will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to Valassis security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Forward Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Harland Clarke Holdings Corp. and Valassis operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; the availability of financing on attractive terms or at all; Harland Clarke Holdings Corp.’s ability to successfully integrate Valassis’ operations and employees with Harland Clarke Holdings Corp.’s existing business; the ability to realize anticipated growth, synergies and cost savings; and Valassis’ performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Harland Clarke Holdings Corp.’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013 as well as Valassis’ SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013. The forward-looking statements made herein speak only as of the date of this release and none of Harland Clarke Holdings Corp., Valassis or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

The following letter was sent to vendors of Valassis Communications, Inc. on December 18, 2013.

Valassis Vendor Letter

December 18, 2013

Dear [Key Vendor Name]:

Earlier today Valassis announced that we have entered into a definitive agreement to be acquired by Harland Clarke Holdings Corp. (www.harlandclarke.com), a leading provider of best-in-class integrated payment solutions and marketing services. Together we will be a leader in the media delivery and transaction services industries with approximately $3.3 billion in combined revenues and an unrivaled portfolio of client centric solutions. The press release we issued this morning is available at (link) to www.Valassis.com.

We are excited about this transaction and the benefits it provides our key stakeholders; including our vendor partners. This acquisition will strengthen our focus on creating the future of intelligent media delivery while continuing to simplify the process of doing business with us. Harland Clarke Holdings Corp. has a comprehensive suite of integrated marketing solutions. Key areas of their expertise include capturing, managing and delivering data measurement and assessment information, through both print and digital channels for the world’s largest financial institutions. This is a great complement for our proven portfolio of media delivery solutions. Like Valassis, Harland Clarke Holdings Corp. is also well known for its integrity as well as its commitment to high quality, client focused solutions and outstanding service.

The transaction is expected to close in the first quarter of 2014. Until then, we will continue to operate as two separate companies. Our commitment to providing our clients with great experiences and results will always be our number one priority.

If you have any questions, please feel free to reach out to me or your Valassis contact. Thank you for your continued support of Valassis, we greatly appreciate your support and look forward to our continued partnership.

Warm regards,

Wendy Robinson

Vice President, Strategic Sourcing

Valassis

Ron Goolsby

Chief Operating Officer

Valassis

Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Valassis common stock described in this press release has not yet commenced. At the time the planned offer is commenced a wholly-owned subsidiary of Harland Clarke Holdings Corp. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Valassis will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to Valassis security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Forward Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Harland Clarke Holdings Corp. and Valassis operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; the availability of financing on attractive terms or at all; Harland Clarke Holdings Corp.’s ability to successfully integrate Valassis’ operations and employees with Harland Clarke Holdings Corp.’s existing business; the ability to realize anticipated growth, synergies and cost savings; and Valassis’ performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Harland Clarke Holdings Corp.’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013 as well as Valassis’ SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013. The forward-looking statements made herein speak only as of the date of this release and none of Harland Clarke Holdings Corp., Valassis or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.